UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2017

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 21, 2017, Concordia International Corp. (the “Company”) filed an updated copy of its company Code of Conduct (the “Code”) on the System for Electronic Document Analysis and Retrieval. The updates to the Code were generally of a housekeeping nature and included (i) a new document control and numbering system; (ii) a revised letter from the Chief Executive Officer of the Company; and (iii) revisions to various sections of the Code to harmonize the Code with current global policies. In conjunction with this disclosure Concordia International Corp. is filing the following exhibit:
Exhibit 99.1     Concordia International Corp. – Code of Conduct

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Edward Borkowski
	Name:	Edward Borkowski
	Title:	Chief Financial Officer

Date: March 21, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Concordia International Corp. – Code of Conduct